

25002057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-40861

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 2 8 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gordian Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristina Bach	914 907 4271	kristina@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin, Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry F. Owsley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gordian Group, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JUDY W. YU
Notary Public, State of New York
No. 01YU4[illegible]
Qualified in Queens County
Commission Expires September 25, 2025

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Member of Gordian Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gordian Group, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gordian Group, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gordian Group, LLC's management. Our responsibility is to express an opinion on Gordian Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gordian Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission (Schedule III) have been subjected to audit procedures performed in conjunction with the audit of Gordian Group, LLC's financial statements. The supplemental information is the responsibility of Gordian Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission (Schedule III) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 26, 2025

Gordian Group, LLC
Statement of Financial Condition
December 31, 2024

Assets	
Cash held at banks	$ 2,314,470
Restricted cash	123,123
Accounts receivable	143,015
Securities owned	50,000
Receivable from broker-dealer	256,909
Prepaid expenses	152,006
Fixed assets, net of accumulated depreciation of $276,434	25,153
Operating lease right of use asset	463,522
Total assets	$ 3,528,198
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 401,586
Accrued professional fees	76,817
Deferred revenue	50,000
Other accrued expenses and liabilities	21,621
Operating lease liability	494,768
Total	1,044,792
Member's equity	2,483,406
Total liabilities and member's equity	$ 3,528,198

The accompanying notes are integral part of these financial statements.

Gordian Group, LLC
Statement of Operations
Year Ended December 31, 2024

Revenues	
Fees	$ 8,365,643
Change in fair value of securities owned	(74,000)
Interest	14,811
Total	8,306,454
Expenses	
Compensation, including benefits	5,960,034
Professional fees	413,141
Lease expense (office rent)	510,626
Research and communications	482,289
Insurance	90,068
Bad debt expense	150,000
Sales promotion	586,606
Repairs and maintenance	122,968
Regulatory	43,443
Office supplies	56,134
Interest	2,810
Local occupancy and use taxes	36,289
Depreciation	11,053
Other	18,135
Total	8,483,596
Income before income tax provision	(177,142)
Income tax provision	0
Net loss	$ (177,142)

The accompanying notes are an integral part of these financial statements.

Gordian Group, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2024

Member's equity, December 31, 2023	$	**3,160,548**
Distributions to member		**(500,000)**
Net loss		**(177,142)**
Member's equity, December 31, 2024	**$**	**2,483,406**

The accompanying notes are an integral part of these financial statements.

Gordian Group, LLC
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities	
Net loss	$ (177,142)
Adjustments to reconcile net loss to net cash used by operating activities	
Bad debt expense	150,000
Depreciation-equipment	11,053
Change in fair value of securities owned	74,000
Depreciation-operating lease right of use asset	416,235
Rents paid-operating lease	(521,977)
Accretion-operating lease liability	74,106
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Restricted cash	(25)
Accounts receivable	634,964
Receivable from broker-dealer	(2,586)
Prepaid expenses	27,226
Income taxes payable	(633,200)
Deferred revenue	50,000
Accrued compensation	(1,999,411)
Accrued professional fees	(353)
Other accrued expenses and liabilities	(7,770)
Net cash used by operating activities	(1,904,880)
Cash flows for investing activities	
Purchases of securities	(50,000)
Purchases of equipment	(4,327)
Net cash used by investing activities	(54,327)
Cash flows for financing activities	
Distributions to member	(500,000)
Net cash used by financing activities	(500,000)
Net decrease in cash and cash equivalents	(2,459,207)
Cash and cash equivalents - beginning	4,773,677
Cash and cash equivalents- ending	$ 2,314,470
Supplemental information	
Cash paid for interest in 2024	$ 2,810

The accompanying notes are an integral part of these financial statements.

1. Organization

Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company as an investment bank is primarily engaged in providing financial advisory services to business entities (and the buyers, investors, and lenders to such entities) engaged in a variety of financial transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized as services are provided and performance obligations are discharged. Deferred revenue, when presented, is comprised of unearned revenue and retainers. These items are recognized in income as they are earned as performance obligations are discharged over the life of the Company's contracts with its clients. Certain fees are contingent and are recognized upon the settlement of a transaction. Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2024, seven clients accounted for 87% of total fees; the largest of which was 16%. No other clients exceeded 5% of total fees. Accounts receivable on December 31, 2024, consists of amounts due from three clients.

Cash Equivalents

The Company considers certain short-term, highly liquid investments such as U.S. Treasury Bills maturing within ninety days to be cash equivalents.

Allowance for Doubtful Accounts
Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the status of the individual accounts receivable.

Nonmarketable Securities
From time to time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in the fair value of these investments are included in the statement of operations.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation, and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years.

Income Taxes
While the Company is a disregarded entity for income tax purposes, its results of operations are included in the Parent's income tax returns and its statement of operations reflects the effect of such inclusion while also recognizing any increases or reductions in its income tax provisions as the result the Parent's activities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred income tax assets in the future more than its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

2. Segment Reporting

The Company currently operates in one reportable business segment which represents principally all of the Company's activity as a securities broker-dealer, which is investment banking where it derives its revenue from advisory fees.

The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses revenue and various key performance metrics to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. Cash and Cash Equivalents

On December 31, 2024, cash and cash equivalents consists of checking and interest-bearing accounts at four banks aggregating $2,314,470. The Company's cash and restricted cash balances at each bank are federally insured up to $250,000 resulting in uninsured balances at one of the banks of approximately $1,191,000 and at another bank of less than $1,000. Additionally, the Company has a free credit balance at another securities broker-dealer which is approximately $7,000 more than federal insurance limitations.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with enough frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets.
b. Quoted prices for identical or similar assets or liabilities in markets that are not active.
c. Inputs other than quoted prices that are observable for the asset or liability.
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

Securities owned, a Level 3 asset, consists of a minority interest in trust holding common shares over which the Company has no ability to liquidate on its own. Changes in Level 3 assets measured at fair value for the year ended December 31, 2024, are as follows:

Balance at January 1,2024	**$ 74,000**
Fair value when earned in 2024	50,000
Change in fair value	(74,000)
Balance at December 31, 2024	**$ 50,000**

5. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class on December 31, 2024:

	Cost	Accumulated Depreciation	Net
Equipment	$ 62,793	$ 37,640	25,153
Furniture	238,794	238,794	-
Total	**$ 301,587**	**$ 276,434**	**$ 25,153**

6. Commitments and Contingencies

The Company maintains offices in New York City under a lease, expiring December 31, 2025. The following table reflects the operating lease remaining obligation, imputed interest, liability, and right of use asset as of December 31, 2024.

Remaining obligation	$ 521,976
Imputed interest	(27,208)
Liability	**$ 494,768**
Right of use asset	**$ 463,522**

The Company has restricted cash of $123,123 as security under the lease.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $1,990,109 which exceeded the required minimum net capital of $100,000 by $1,890,109. Aggregate indebtedness at December 31, 2024 totaled $581,270. The percentage of aggregate indebtedness to net capital was 29.21%.

9. Retirement Plan

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2024.

10. Income Taxes

The Company did not record an income tax provision for 2024 due to the net losses recognized for the year ended December 31, 2024. Additionally, the Parent's activities did not result in the recognition of income tax expense on the Company's financial statements.

The Company has not recognized a deferred tax asset on the timing difference related to the changes in valuation of securities owned since it cannot determine that this asset will more likely than not be realized.

The Company's Parent is no longer subject to U.S. federal and state income tax examinations for years before 2021.

11. Subsequent Events

Subsequent events were evaluated through February 26, 2025 which is the date the financial statements were available to be issued.

Gordian Group, LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Net capital:		
Total member's equity		$ 2,483,406
Add-back office right of use asset to extent of associated operating lease liability		463,522
		2,946,928
Nonallowable assets:		
Operating lease right of use asset	463,522	
Accounts receivable	143,015	
Restricted cash	123,123	
Prepaid expenses	152,006	
Securities owned	50,000	
Fixed assets, net	25,153	956,819
Net capital before haircuts on securities (tentative net capital)		1,990,109
Haircuts on securities		-
Net capital		$ 1,990,109
Aggregate indebtedness:		
Accrued compensation		$ 401,586
Accrued professional fees		76,817
Deferred income		50,000
Other accrued expenses and liabilities		21,621
Operating lease liability in excess of right of use asset		31,246
Total aggregate indebtedness		$ 581,270
Computation of basic net capital requirement:		
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $100,000, whichever is greater)		$ 100,000
Excess net capital at 1500 percent		$ 1,890,109
Excess net capital at 1000 percent		$ 1,931,982
Percentage of aggregate indebtedness to net capital		29.21%
Ratio of debt to debt-equity total		N/A

Gordian Group, LLC **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2024

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Gordian Group, LLC

Schedule III

Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2024

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	1,990,109
	Rounding difference		-
	Net Capital, per schedule I	**$**	**1,990,109**

2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	581,270
	Rounding difference		-
	Aggregate indebtedness, per schedule I	**$**	**581,270**


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Member of
Gordian Group, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Gordian Group, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Gordian Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Gordian Group, LLC stated that Gordian Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Gordian Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gordian Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 26, 2025

Rule 15c3-3 Exemption Report
December 31, 2024

Gordian Group, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2024, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.



Name: Henry F. Owsley
Title: CEO
Date: February 26, 2025